SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 26, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 26, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com	TSX: GBG AMEX: GBN

  GREAT BASIN COMPLETED SECONDARY LISTING
ON THE JSE LIMITED IN SOUTH AFRICA

October 26, 2006. Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") announces that the listing of the issued share capital of Great Basin has been approved by the JSE Limited ("JSE"), the stock exchange in Johannesburg, South Africa. The shares will be listed on the JSE at the commencement of trading on October 27, 2006. This announcement is not a full pre-listing statement or prospectus. Copies of the Pre-Listing Statement can be obtained during normal business hours from October 25, 2006 until November 30, 2006 from the offices of Great Basin at 138 West Street, Sandton 2146, South Africa or from the Company's website at www.greatbasingold.com.

At the date of listing, Great Basin's authorised share capital will be comprised of an unlimited number of ordinary shares with no par value, of which 112,665,213 have been issued. Great Basin will be listed in the "Mining" sector, sub-sector "Gold Mining" of the JSE under the abbreviated name "GB Gold".

The Company is also listed on the Toronto Stock Exchange and the American Stock Exchange.

The main purposes of Great Basin's secondary listing on the JSE are to:

- provide a further funding mechanism through which Great Basin can structure and fund opportunities in the Gold sector in both South Africa and Southern Africa, thereby facilitating growth;
- enhance South African investors' awareness of Great Basin, thereby enlarging Great Basin's investor base and increasing trade in its shares; and
- facilitate direct investment by South African residents in Great Basin, resulting in greater liquidity in the Company's shares.

President and CEO Ferdi Dippenaar stated, "We have received a significant amount of interest from stakeholders in South Africa, and through this listing, they can participate in what we believe will be exciting and robust projects."

Great Basin plans to move from an emerging gold producer to a mid-tier gold producer within three years through a well defined strategy of:

- acquiring prospective companies and/or assets,
- continual increasing of its resource base through focused exploration programs,
- and developing its highly prospective projects into high-margin productive units.

Great Basin is in the business of acquiring ownership of, and exploring and developing precious metals deposits. The Company does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programmes. For the past three years, Great Basin has focused on two projects, namely the Hollister Development Block Project (a portion of the Hollister Property, previously known as the "Ivanhoe Property") in Nevada, USA, and the Burnstone Project in South Africa. The Company also has a non-core asset, called the Casino Project in Yukon, Canada.

Hollister Property and Hollister Development Block Project

Great Basin holds 100% interest in the Hollister Property, which is located in the north-eastern part of the Carlin Trend, approximately 80 km from Elko, Nevada. The Company's active exploration efforts at Hollister resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for potential Carlin-style gold mineralisation at depth.

In 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block ("HDB"). The HDB constitutes approximately 5% (five percent) of the Hollister Property, and is subject to earn-in and joint operating agreements with Hecla Mining Company, details of which are provided in the Pre-Listing Statement. Hecla is earning a 50% interest in the HDB Project by funding and operating a two-stage exploration and development program, designed to take the Project through feasibility and potentially to commercial production. Work is on track to complete the feasibility study in the second quarter of 2007.

A Preliminary Assessment of the HDB Project, completed in April 2002, was updated for use in the JSE listing application. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized. Promising returns are indicated for a 520-ton per day underground mine on the high-grade gold-silver Gwenivere, Clementine and South Gwenivere vein systems. Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the estimated pre-tax results for 100% of the project from the study are:

-5.9 year mine life
-Annual production of 150,000 ounces of gold and 760,000 ounces of silver
-Startup capital cost of US$41.3 million
-Operating cost of US$188.28 per ton milled
-Cash cost of US$213.25 per equivalent ounce and total cost of US$258.00 per equivalent ounce
-Pre-tax net present value at 5% discount of US$118 million
-Internal Rate of Return of 78%

Further details of the Preliminary Assessment are provided in a news release dated August 2, 2006 and a September 2006 technical report filed at www.sedar.com.

Burnstone Project

Great Basin owns 100% of the Burnstone Project near Balfour in the Mpumulanga Province. The Burnstone Project hosts the Kimberley reef, a geological unit containing moderate to high-grade gold mineralisation that is potentially amenable to underground mining.

A Feasibility Study for Area 1 of the Burnstone Project, at an assumed gold price of US$450 per oz, estimated results from a pre-tax and 100% equity financed model of:

-a 14 year life for the mine, including a 4 year pre-operation period,
-an average annual production of 214,000 oz of gold at full production,
-a capital cost of US$144.5 million,
-an operating cost of US$36.63 per tonne milled,
-a cash cost of US$264.42 per oz of gold, and -capital and operating costs of US$323.11 per oz of gold.

Further details of the Feasibility Study are provided in a news release dated May 12, 2006 and a May 2006 technical report filed on www.sedar.com.

The Burnstone Project assets comprise a number of old order prospecting rights that were extended under the provisions of the Minerals and Petroleum Resources Development Act and for which applications were made to the Department of Minerals and Energy ("DME") for the conversion of those rights into prospecting rights. All the said applications for conversion of old order prospecting rights were accepted by the DME. The extent of these old order prospecting rights is approximately 30,000 hectares. Several of these rights have been received (see September 7, 2006 and October 23, 2006 news releases).

The Company secured the surface rights comprising the total proposed mining area by way of options to purchase. The land in question comprises 2,273 hectares. A portion of the Burnstone Project is subject to a 2% net smelter royalty in favour of GFL Mining Services Limited. This comprises 2% (at a gold price of above USD$450) of approximately 764,200 oz of the gold that would be produced. Great Basin is presently involved in discussions with Tranter Gold (Proprietary) Limited regarding broad based black economic empowerment participation in the Burnstone Project. These discussions are subject to the necessary board and regulatory approvals.

Casino Project

Great Basin owns a property which is non-core to the business of the Company, located in Yukon, Canada. The Casino Project hosts a large-tonnage mineral resource that is potentially exploitable by open-pit mining, but no detailed engineering studies have recently been performed to assess its current viability. The Casino property is currently subject to a farm out agreement.

For more information on Great Basin and its projects, please visit the Company's website or call Investor Services in Canada at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

All information relating to the contents of the Burnstone Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards, as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve under such standards. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

All information relating to the contents of the Preliminary Assessment for the Hollister Development Block, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to value the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project.  As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold and silver. Prices for these commodities are historically volatile, and Great Basin has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental, and accommodation of local and community concerns.